UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice regarding Status of Repurchase of Own Shares

(Repurchase of own shares pursuant to the provision of Article 156, Paragraph 1 of the Company Law, in accordance with the provision of Article 459, Paragraph 1,

Item 1 of the Company Law and its Articles of Incorporation)

Tokyo, June 1, 2018 — MUFG hereby announces the status of repurchase of own shares pursuant to the provision of Article 156, Paragraph 1 of the Company Law of Japan, in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law and Article 44 of the Articles of Incorporation of MUFG, as set forth below.

1. Type of shares that were repurchased:	Ordinary shares of MUFG

2. Aggregate number of shares that were repurchased:	57,158,100 shares

3. Aggregate amount of repurchase price:	JPY 39,715,679,144

4. Repurchase period:	From May 16, 2018 to May 31, 2018 (on a contract basis)

5. Repurchase method:	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)
Contents of the resolution of the meeting of the Board of Directors held on May 15, 2018

(1) Type of shares to be repurchased:	Ordinary shares of MUFG

(2) Aggregate number of shares to be repurchased:	Up to 100,000,000 shares (Equivalent to 0.76% of the total number of issued shares (excluding own shares))

(3) Aggregate amount of repurchase price:	Up to JPY 50,000,000,000

(4) Repurchase period:	From May 16, 2018 to June 30, 2018

(5) Repurchase method:	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

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About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with approximately 350 years of history, MUFG has a global network with over 1,800 locations in more than 50 countries. The Group has over 150,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges.

For more information, visit https://www.mufg.jp/english

On April 1, 2018 the name of MUFG’s commercial bank changed from “The Bank of Tokyo-Mitsubishi UFJ, Ltd.” to “MUFG Bank, Ltd.” Many of the bank’s overseas subsidiaries followed suit on the same day, but branches and subsidiaries in some countries will carry out the name change at a later date. MUFG’s New York Stock Exchange ticker symbol also changed to “MUFG.”

For more information regarding overseas subsidiaries, visit http://www.bk.mufg.jp/global/newsroom/announcements/pdf/201803_namechange.pdf

Press contact:

Naokazu Matsuda

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-3240-7651

E Naokazu_Matsuda@mufg.jp

This notice is published in order to publicly announce MUFG’s repurchase of its own shares and has not been prepared for the purpose of soliciting investment or any similar act inside or outside of Japan.

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